Mail Stop 04-06

      February 9, 2005

Mr. Scott J.  Hawrelechko
Chief Executive Officer
Myriad Entertainment & Resorts Inc.
10050-112 Street, 10th floor
Suite 1000
Edmonton, Alberta
Canada T5K 2J1

Re:   	Myriad Entertainment & Resorts Inc.
      Form 8-K filed January 25, 2005
      File No. 000-24640

Dear Mr. Hawrelechko:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K, filed January 25, 2005

1. Amend Item 4.01 of Form 8-K to indicate whether the board of directors recommended or approved the decision to dismiss Milner and
Brock as the Company`s accountant.

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. We note that Milner and Brock`s audit opinion dated March 22, 2004 indicated that there was substantial doubt about the Company`s ability to continue as a going concern. Please amend your Form 8-K accordingly.

3. Amend the disclosure to state whether during the registrant`s two most recent fiscal years and the subsequent interim period through January 17, 2005, the date of the dismissal, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-B.

4. You disclose that Milner and Brock filed for deregistration. Tell us whether you are referring to deregistration from the PCAOB. Supplementally tell us whether Milner and Brock was registered with the PCAOB when they issued their audit report on March 22, 2004. You further disclose that your financial statements for the quarter ended
September 30, 2004 were disallowed as Milner and Brock was deregistered. Tell us how you plan to remedy the fact that your financial statements were prepared by a deregistered firm.

5. Amend your disclosure regarding consultations with your new auditor to state whether there were consultations in the two most recent fiscal years and the subsequent interim period through January
17, 2005.  See Item 304(a)(2) of Regulation S-B.

6. Additionally, include a letter from the former accountants addressing the revised disclosures in the amendment.

7. We note that your principal offices are in Edmonton, Alberta.
In
view of this, supplementally explain to us your basis for engaging Moore Stephens Frost, an audit firm from Little Rock, Arkansas.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 days of the date of this letter. Please note that if you require longer than 10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-2894, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,



Christine Davis
      Staff Accountant

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Myriad Entertainment & Resorts
February 9, 2005
Page 3